Supplement Filed Pursuant to Rule 253(g)(2)

File No. 024-11870

SUPPLEMENT DATED JUNE 27, 2023

TO OFFERING CIRCULAR

DATED JULY 7, 2022

RADAR USA, INC.

This document supplements, and should be read in conjunction with, the Offering Circular dated July 7, 2022 of RADAR USA, INC. (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated July 7, 2022 is available HERE.

The purpose of this supplement is to:

●	Announce the Company’s intention to terminate the offering described in the Offering Circular on July 7, 2023, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Non-Voting Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after July 7, 2023 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed.